AOXING PHARMACEUTICAL COMPANY, INC.
15 Exchange Place, Suite 500
Jersey City, NJ 07302

December 14, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Aoxing Pharmaceutical Company, Inc.
Registration Statement on Form S-3
Filed July 26, 2010
File No. 333-168305

Ladies and Gentlemen:

Aoxing Pharmaceutical Company, Inc., pursuant to Rule 477, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-168305).  We are requesting withdrawal of the registration statement because we have determined that Aoxing Pharmaceutical Company, Inc. does not meet the conditions to use Form S-3 set forth in General Instruction 1A(3)(b).  No securities were offered or sold pursuant to the registration statement.

If you have any questions or require further information regarding this application, please contact our counsel, Robert Brantl, at 914-693-3026.

Sincerely,

/s/ Zhenjiang Yue

Zhenjiang Yue
Chief Executive Officer